UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 26, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), in order to update the information released to the market in the Material Fact of May 14, 2015, hereby informs its shareholders and the market in general that it has already concluded fifty percent (50%) of the physical execution related to the expansion plan of the Company, which consists in the construction of a new line of pulp production in Três Lagoas, in the State of Mato Grosso do Sul, referred to as Horizonte 2 Project.

After the startup of Horizonte 2 Project, the unit in Três Lagoas will expand its productive capacity, which shall be 3.25 million tons of pulp/year. This volume already considers the latest productive capacity of the Horizonte 2 Project, which shall be 1.95 million tons of pulp/year.

The Company confirms its previous expectation to startup the new production line in the beginning of the fourth quarter of 2017.

Fibria deems it appropriate to inform this fact to the market, since it is related to the delivery of important construction phases, marking the start of a new phase of the project.

Fibria underlines, accordingly, by means of the release of the information in this Notice to the Market, its commitment to transparency with its shareholders and investors.

São Paulo, August 29, 2016.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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